Exhibit 99.109

Independent Auditor’s Consent

We consent to the use and incorporation by reference in this Registration Statement on Form 40-F of Amaya Inc. (formerly Amaya Gaming Group Inc.) (“Amaya”) of our report dated March 31, 2014 relating to the consolidated financial statements of Amaya for the year ended December 31, 2013 (which report expresses an unmodified opinion and includes an emphasis of matter paragraph relating to the 2013 retrospective adjustments for the 2014 discontinued operations) appearing in this Registration Statement on Form 40-F dated May 26, 2015.

/s/ Richter LLP1

Montréal, Québec

May 26, 2015

[1]	CPA auditor, CA, public accountancy permit No. A112505

Richter S.E.N.C.R.L./LLP 1981 McGill College Mtl (Qc) H3A 0G6 www.richter.ca	Montréal, Toronto